August 18, 2011

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng, Special Counsel

RE:  MOBILE VAULT, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 27, 2011
     FILE NO. 333-175158

Ms. Mills-Apenteng:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Mobile Vault, Inc.(the "Company") dated July 25, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please revise the sentence in the fourth paragraph that begins "Since there is no escrow account ... " to clarify its meaning. For example, clarify, if true, that an investor who purchases shares in the offering will have no assurances that the offering will be subscribed to by other investors purchasing shares in the offering.

RESPONSE:

We concur with the Staff and have modified the references to clarify that there is no escrow and the impact to the investor.

STAFF COMMENT 2:

It appears that the fifth and sixth paragraphs are duplicative. Please revise to eliminate unnecessary repetition. In addition, revise the Commission legend so that it conforms with legend provided in Item 501(b)(7) of Regulation S-K.

RESPONSE:

We concur with the Staff and have removed the duplicative disclosure. In addition, we changed the Commission legend to conform to Regulation S-K.

STAFF COMMENT 3:

You state that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of the common stock. This statement does not appear to be consistent with your disclosure obligations. Please revise accordingly.

RESPONSE:

We concur with the Staff and have updated the reference the accuracy of the information at time of delivery and sale.

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STAFF COMMENT 4:

Your disclosure describing the use of proceeds appears to be generic, boilerplate language. Please revise your disclosure here so that it is consistent with your disclosure in the Use of Proceeds section. Specifically, clarify that the net proceeds, if any, will depend on the level of subscription to your offering (e.g., at 25%, 50%, 75% and 100%) and the proceeds will be used to implement your business plan in the order you describe.

RESPONSE:

We concur with the Staff and have updated the reference to the use of proceeds disclosure.

STAFF COMMENT 5:

Please review your summary section to ensure that your statements concerning the business activities of Mobile Vault clearly and accurately convey their current status. In this regard, consider moving the paragraph on page 4 indicating that you currently have no products, customers or revenues to the beginning or your discussion regarding Mobile Vault's business plans. Then review as necessary to avoid statements indication what your product does and to ensure that statements concerning your plans accurately reflect what, if anything, you have done to date, what your expect to accomplish in the next twelve months with the proceeds from this offering, if any. This comment also applies to the Business section.

RESPONSE:

We concur with the Staff and have revised the summary and business section to accurately convey the current status of the business.

STAFF COMMENT 6:

You state that you will need to secure additional financing to develop the product, attract customers, and start generating revenues. Please clarify your expectations regarding your timeline in your summary section and briefly discuss the costs associated with each stage of development. We note from your disclosures elsewhere that you must raise approximately $150,000, in addition to this offering, in order to develop your product and, from your disclosure on page 26, that you do not expect to start generating revenues until twelve months after the successful completion of this offering. Please ensure that your disclosure is consistent throughout.

RESPONSE:

We concur with the Staff and have updated the reference our timeline and steps with our product development.

STAFF COMMENT 7:

Please clarify your statement that the market is growing rapidly due to the publicity with Apple and Google around privacy concerns. Provide us with supporting documentation. This comment also applies to your disclosure on page 23 in your Competition section, which refers to the recent actions with Apple and Google. Further, give that your product is not yet developed, please clarify your statement that the increased use of mobile applications provides Mobile Vault a significant market opportunity.

RESPONSE:

We concur with the Staff and have removed the reference to privacy concerns as well as the reference to the "significant market opportunity" for the Company.

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STAFF COMMENT 8:

Your limiting statement in the last sentence of the introductory paragraph suggests that you have not addressed the most significant risks to your business. Please revise to ensure that you have discussed the most significant risks to your business or consider revising the last sentence to clarify that he risk factors listed in this section constitute the most significant risks. In addition, as it does not appear that you have incorporated any documents by reference the reference to documents incorporated by reference does not appear to be applicable. Please revise accordingly.

RESPONSE:

We concur with the Staff and revised the last sentence reference. In addition, we have removed the incorporated by reference since that is not applicable.

STAFF COMMENT 9:

We note from your disclosure on page 22 that you have identified two primary uncertainties in your product development schedule, one of which is that you must recruit qualified programmers to develop your products. Please ensure that you include a separate risk factor discussing the risk you have identified.

RESPONSE:

We concur with the Staff and have a risk disclosure pertaining to qualified programmers.

STAFF COMMENT 10:

Please clarify your caption, which states there is no guarantee you will "commence" the offering.

RESPONSE:

We concur with the Staff and have removed this reference.

STAFF COMMENT 11:

You include among your competitors such established industry leaders as Apple, Samsung, Motorola, LG and Sony. Given your development stage status with no product, customers or revenues, please explain how you compete with these household name companies. Alternatively, revise your disclosure to describe the types of companies with which you currently compete or expect to compete in the short term. If you include any competitors by name, please limit them to those companies whose stage of development and competitive position are similar to your own. This comment also applies to the Business section.

RESPONSE:

We concur with the Staff and have removed the reference to household named companies and limited the discussion to companies that are in a similar stage of development (ex. Bulldog).

STAFF COMMENT 12:

Please relocate this risk factor so that it is prominently positioned at the beginning of the risk factors section. The risk factor subheading, currently phrased as a title, should be revised so that it captures the essence of the risk associated with a going concern opinion in an easily accessible manner for the average investor. The subheading, as well as the text, must convey the specific risk posed from the potential investor's viewpoint. Please review accordingly.

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RESPONSE:

We concur with the Staff and moved and revised the going concern risk factor.

STAFF COMMENT 13:

Please review and revise your business description to ensure that it is consistent with your current stage of development. Since you do not currently have a product, it does not appear that there is a reasonable basis for some of the claims your make, such as that your product will be "unique" that your product will offer a "compelling value proposition to differentiate itself from competitors" and similar claims.

RESPONSE:

We concur with the Staff and have updated the business description to reflect our current stage of development.

STAFF COMMENT 14:

Please briefly define your references to VARs and OEMs.

RESPONSE:

We concur with the Staff and updated the references.

STAFF COMMENT 15:

You state that Ms. Olsen is currently working at Safe Software, an applications development company. Yet, your disclosure on page 7 states that she is currently working at Tunnel Creek Dental as an IT manager. Please clarify these seemingly conflicting statements. Disclose what Ms. Olsen's current position is and whether her experience in designing and programming inventory management systems was obtained at her current place of employment. If Ms. Olsen is working at an applications development company, tell us and disclose what consideration you have given to the potential conflicts of interest regarding business opportunities relating to software development. Tell us what consideration you have given to providing corresponding risk factor disclosure relating to these potential conflicts.

RESPONSE:

We concur with the Staff and have corrected the employment and history of Ms. Olsen.

STAFF COMMENT 16:

Revise to ensure that employment dates are included with Ms. Olsen's biographical information during the past five years.

RESPONSE:

We concur with the Staff and updated the employment references.

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STAFF COMMENT 17:

We note that you have a verbal, non-binding agreement with Ms. Olsen to personally fund the company's overhead expenses until the company generates sufficient revenues to fund operations and that such future contributions will be reflected as loans to the company. It appears this constitutes an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the contract were in writing. Please therefore provide a written description of the agreement, including any agreed upon payment terms, and file it as an exhibit to the registration statement. Refer to Question
146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

RESPONSE:

Ms. Olsen has agreed to fund overhead expenses for the next twelve (12) months. Any additional overhead expenses that are funded by Ms. Olsen will be recorded as a contribution for founder stock, and not a loan to the Company. Since the overhead expense is immaterial in value, there is no need to file the verbal agreement according to Item 601(b)(10)(ii)(A) of Regulation S-K.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-3181.

Sincerely,

/s/ Danielle Olsen

Danielle Olsen
Chief Executive Officer

Enclosure

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